June 11, 2019

Tricia Plouf
Chief Financial Officer
Trupanion, Inc.
6100 5th Avenue S
Suite 200
Seattle, Washington 98108

       Re: Trupanion, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 14, 2019
           File No. 001-36537

Dear Ms. Plouf:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance